

February 29, 2012

<u>Via E-mail</u>
Morten Arntzen
Chief Executive Officer
Overseas Shipholding Group, Inc.
666 Third Avenue
New York, New York 10017

     Re: Overseas Shipholding Group, Inc.
              Registration Statement on Form S-3
              Filed February 13, 2012
              File No. 333-179495

Dear Mr. Arntzen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that your most recent Form 10-K incorporates certain information by reference to your definitive proxy statement that has not yet been filed. Please confirm your understanding that you must either file the definitive proxy statement before the Form S-3 is declared effective or include the information required in the Form S-3 in an amended Form 10-K. Please refer to Securities Act Forms Compliance and Disclosure Interpretation 123.01 for additional guidance.

Financial Statements

2. Please update the financial statements presented in or incorporated by reference into your filing to include the audited financial statements for your most recent fiscal year ended December 31, 2011, pursuant to Rules 3-12(b) and (d) of Regulation S-X. Please update associated financial information presented in or incorporated by reference into your filing accordingly.

Signatures, page II-6

3. Please revise so that the second half of the signature block is signed by a person with the indicated capacity of either principal accounting officer or controller.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Dana Brown at (202) 551-3859 or me at (202) 551-3469 if you have questions regarding these comments.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: <u>Via E-mail</u>
       Frank J. Lopez, Esq.
       Proskauer Rose LLP